UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 10, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia st.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 11, 2010

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS OPERATIONAL AND FINANCIAL RESULTS
FOR THE QUARTER ENDED MARCH 31, 2010

May 10, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the first fiscal quarter ended March 31, 2010. Highlights from Nevada operations include excellent operational performance at Hollister and improved efficiencies at the Esmeralda Mill facility, which had its first gold pour on April 14, 2010. In South Africa, the sinking phase of the Vertical Shaft at Burnstone was completed and good progress was made in the construction of the mill facility. Corporately, the Company is nearing completion of binding documentation for a previously announced US$47 million export loan facility with Credit Suisse AG. Currency amounts are stated in Canadian dollars unless otherwise indicated.

Great Basin incurred a loss of $0.02 per share for the quarter, compared to $0.03 per share for the quarter ended December 31, 2009. The Esmeralda Mill recovered 12,533 Au eqv ounces, of which 6,109 Au eqv ounces were sold, generating revenue of $6.8 million. Total tons extracted through trial mining activities at Hollister increased by 53% over the fourth quarter of 2009. A total of 25,777 tons of ore grading 1.07 Au eqv ounces [1] per ton or 36.6 g/t and containing 27,707 Au eqv ounces was extracted during the quarter, compared to 16,785 tons containing 20,660 Au eqv ounces in the previous quarter. Au eqv ounces extracted increased by 34%.

At Hollister, cash production costs for the quarter amounted to $622 (US$599) per ton, consisting of $454 (US$437) mining and $169 (US$162) milling and haulage costs. The mining cash production costs were 24% lower than the previous quarter and 31% lower than in the quarter ended March 31, 2009. On an Au eqv oz basis, cash production costs for the quarter amounted to $824 (US$793), consisting of $600 (US$577) for mining and $224 (US$215) for processing and haulage costs. Cash costs per ounce were still relatively high, mainly related to throughput and recoveries still impacted by the mill optimization project, and increased road maintenance charges resulting from winter conditions, as well as charges related to off-site carbon stripping to recover gold. These costs are expected to decrease with the completion of the optimization project and the installation of the furnace at the Esmeralda Mill, which now allows for on-site pouring of dore.

At March 31, 2010, the Hollister ore stockpile contained approximately 48,700 tons with an estimated metal content of 48,500 Au eqv ounces.

The upgrading of the Esmeralda Mill continued with the completion of the conversion of the carbon-in-pulp to a carbon-in-leach circuit, the installation of the Merrill Crowe system and the installation of a furnace which allowed for the first gold pour. Mill throughput increased by 98% over the previous quarter; Au eqv ounces recovered increased by 83%. This quarter will see the installation of the second carbon stripping unit to provide further recovery and throughput enhancements.

At Burnstone, development costs of $33 million were capitalized in the quarter, compared to $26 million in the quarter ended December 31 2009. As a result of an increased amount of activity related to the Burnstone Mill facility, the capital expenditure is expected to increase to $58 million in the second quarter.

Good progress also continues to be made in the development of surface and underground infrastructure at Burnstone. At May 6, 2010, some 8,748 ft (2,667 m) of decline development was completed, with 213 ft (65 m) remaining to be done before it is linked up with the vertical shaft. A total of 6,042 ft (1,842 m) of on-reef development has been completed to date and good continuity is shown in the exposed part of the reef. The long hole stoping trials are progressing well and the rate of mining is expected to increase as more mining areas become available. The Company plans to implement this form of mechanized mining on a trial basis over a 9 to 12 month evaluation period. Focus is on the establishment of more stopes in Block B while activities in Block C are mainly focused on reef development. Block C Middle level was accessed during the quarter with 65 ft (20 m) remaining before Block C Upper is accessed. The additional access points in Block C will allow for an increase in opening up of new mining areas. A total of approximately 85,000 tons have been accumulated on the ore stockpiles which will be used for the mill commissioning.

A highlight of the quarter was the completion of the sinking phase of the Burnstone vertical shaft on May 4, 2010. Installation of the shaft equipment is planned to commence by May 11. The vertical shaft has reached its final depth of depth of 1,598 ft (487 m). The initial development on 40 Level and 41 Level Stations were completed and will allow for ore handling once the shaft has been commissioned. Installation of the surface fans has commenced, in preparation for the completion of raise boring of the ventilation shaft; this project is making good progress with only 75 ft (23 m) remaining to be done.

Delivery of the Burnstone mills is planned for mid-May, following the completion of the associated infrastructure. The winder house is now complete and the installation of the separate rock and personnel conveyance winders remain on schedule. Internal electrical reticulation infrastructure has been completed and work continues on the delivery of Eskom power to site, which is expected to be completed by mid-June 2010.

The Company also secured additional financing through a US$47 million export finance facility. Execution of customary loan and security documentation and fulfillment of conditions precedent that include obtaining certain third party consents is nearing completion. If all conditions to closing can be met, closing of the facility and funding is targeted for on or before May 15, 2010.

Restructuring of the put option on the Senior Secured notes issued in November 2008 also resulted in postponing potential debt payment of US$34.2 million to December 2011.

President and CEO Ferdi Dippenaar commented on the quarter "The Company continues to make solid progress at both its gold development projects. We expect the good trial mining performance at the Hollister project to continue with operational efficiency improvements continuing at the Esmeralda Mill. The Burnstone project is at an extremely exciting phase of its development with all remaining construction activities well underway. Our target date for the delivery of the Burnstone project is just weeks away."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

Complete quarterly details are contained the Company's March 31, 2010 quarterly report and related management's discussion and analysis on file at www.sedar.com. For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note regarding Non-GAAP Measurements
Cash cost per ounce produced is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of test mining at the Hollister project. It is determined by dividing the relevant mining and processing costs excluding royalties by the ounces produced in the period. There may be some variation in the method of computation of "cash cost per ounce produced" as determined by the Company compared with other mining companies. In this context, "ounces produced" in-process and dore inventory along with ounces of gold sold in the period. Cash costs per ounce produced may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies of test mining at Hollister. As a Non-GAAP Financial Measures cash cost per ounce should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures.

[1] Gold equivalent here, and elsewhere in this document, was calculated using a gold price of US$1000 per ounce and a silver price of US$15 per ounce.